June 26, 2015

Via E-mail and EDGAR:
Mr. Carlos Pacho
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Discovery Communications, Inc.
Form 10-K for the Year Ended December 31, 2014
Filed February 19, 2015
File No. 1-34177

Dear Mr. Pacho:
Set forth below is Discovery Communications, Inc.'s (the “Company”, "we" or "our") response to the Securities and Exchange Commission Staff's (“SEC” or the “Staff”) comment given by letter, dated June 12, 2015 (the “Comment Letter”), regarding our Annual Report on Form 10-K for the year ended December 31, 2014, filed on February 19, 2015 ("Form 10-K"). For ease of reference, we have repeated the Staff's comment preceding our response.
Form 10-K for the Fiscal Year Ended December 31, 2014
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31
Results of Operations 2014 vs. 2013, page 33
Cost of Revenues, page 36
1.Comment:
We note that costs of revenues increased at a higher rate than revenues. Per your disclosure, you attribute such increase at U.S. Networks to an "increase in content expense due to additional spending on content" and at International Networks, to "increased investment in content acquired from U.S. networks." However, we note that total content amortization increased significantly from $1.1 billion to $1.5 billion per page 86. Tell us and disclose what factors led to the accelerated amortization of such content rights, including changes in your revenue forecast model if applicable. Additionally, please describe and quantify, if material, the content investment costs associated with the International Networks, including whether the investments pertained to particular US Networks’ brands versus locally acquired content.
Response:
Consolidated content amortization expense increased $0.3 billion to $1.5 billion for the year ended December 31, 2014 as compared to $1.2 billion for the year ended December 31, 2013. The $0.3 billion increase includes a $167 million increase associated with Newly Acquired Businesses as defined on page 33 of the Company's Form 10-K and foreign exchange fluctuations. The remaining increase primarily resulted from increased spend on content. Upon commencement of airing content, we amortize the cost of capitalized content based on the proportion of current period revenues compared to total projected revenues to be earned over the life of the content. Content amortization rates were relatively consistent from 2013 to 2014 and changes in amortization rates were not a material component of the increase in content amortization expense.
U.S. Networks' content amortization expense increased $56 million to $682 million for the year ended December 31, 2014 as compared to $626 million for the year ended December 31, 2013. The increase principally resulted from increased spend on content. International Networks' content amortization expense increased $255 million to $814 million for the year ended December 31, 2014 as compared to $559 million for the year ended December 31, 2013. This increase was mostly related to a $167 million increase associated with Newly Acquired Businesses and foreign currency fluctuations. The remaining increase primarily resulted from increased spend on content. The Company respectfully notes that content amortization patterns vary by network, but that content from U.S. Networks and content from local production companies acquired by International Networks airing on the same network is amortized similarly. Accordingly, based upon the aforementioned factors associated with content amortization expense, the Company notes the following disclosures made in its Form 10-K:

•
In our results of operations disclosure on page 36, we attribute the increase in consolidated costs of revenues as follows: “The increase in costs of revenues at our International Networks segment was primarily attributable to increased investment in content acquired from U.S. Networks and locally acquired content...The increase in costs of revenues at our U.S. Networks segment was primarily attributable to an increase in content expense due to additional spending on content in current and recent periods.”

•
In our results of operations disclosure on page 40, we attribute the increase in U.S. Networks' costs of revenues as follows: "The increase was primarily attributable to an increase in content expense due to additional spending on content in the current and prior years."

•
In our results of operations disclosure on page 41, we attribute the increase in International Networks' costs of revenues as follows: “Excluding the impact of foreign currency fluctuations and Newly Acquired Businesses, costs of revenues increased 12%, or $110 million. The increase was primarily attributable to increased investment in U.S. Networks' and locally acquired content in recent years..."

•	In our consolidated statements of cash flows on page 65, we disclose the increase in content spend of $257 million and $335 million in 2014 and 2013, respectively.

•
In Note 7 of consolidated financial statements on page 86, we disclose the increase in consolidated amortization expense from $1.16 billion for the year ended December 31, 2013 to $1.46 billion for the year ended December 31, 2014.

In future filings, the Company will disclose in its Management Discussion and Analysis the amount of content amortization expense included in costs of revenues. Additionally, the Company will continue to disclose the drivers of the change in content amortization expense versus the comparable period in prior years where such variances are meaningful to investors in understanding the Company's performance for the period.
* * * *
The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions regarding this matter, please contact me at (240) 662-2425 or Kurt_Wehner@discovery.com.
/s/ KURT T. WEHNER

Kurt T. Wehner
Executive Vice President and Chief Accounting Officer, Discovery Communications, Inc.

cc: David M. Zaslav, President and Chief Executive Officer, Discovery Communications, Inc.;
Andy Warren, Chief Financial Officer, Discovery Communications, Inc.;
Bruce Campbell, Chief Development and Digital Media Officer and General Counsel, Discovery Communications, Inc.;
Stephanie Marks, Senior Vice President, Securities Law and Corporate Secretary, Discovery Communications, Inc.;
Kristine Deringer, Senior Vice President Technical Accounting and External Reporting, Discovery Communications, Inc.;
Joseph Cascarano, Senior Staff Accountant, Securities and Exchange Commission;
Kathryn Jacobson, Senior Staff Accountant, Securities and Exchange Commission;
Robert S. Littlepage, Accounting Branch Chief, Securities and Exchange Commission;
Rudy Licciardi, Partner, PricewaterhouseCoopers LLP